EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 16, 2006 accompanying the financial statements and management’s assessment of the effectiveness of internal control over financial reporting as of and for the year ended December 31, 2005 included in the Annual Report of Unigene Laboratories, Inc. on Form 10-K for the year ended December 31, 2005 which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports.

Our report on the Company’s financial statements contains an explanatory paragraph that states that Unigene Laboratories, Inc. has suffered recurring losses from operations, has a working capital deficiency and has stockholder demand loans in default which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Also, our report on management’s assessment of the Company’s internal controls over financial reporting expressed a qualified opinion on management’s assessment and a qualified opinion on the effectiveness of the company’s internal control over financial reporting, for the effect of matters we might have discovered had we been able to examine sufficient evidence about the operating effectiveness of the controls over the review of the accuracy of the cost allocation between cost of goods sold and research and development. Although the Company implemented controls to review the accuracy of the cost allocation between cost of goods sold and research and development, the controls have not been in operation for a sufficient period of time to enable us to obtain sufficient evidence about their operating effectiveness.

/s/ GRANT THORNTON LLP

Edison, New Jersey

September 29, 2006